Exhibit 99.1

YM BioSciences Reports Fiscal Second Quarter 2011 Operational
and Financial Results

MISSISSAUGA, Canada - February 10, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), a life sciences product development company advancing a diverse portfolio of promising hematology and cancer-related products at various stages of development, today reported operational and financial results for the second quarter of fiscal 2011, ended December 31, 2010.

“At the American Society of Hematology Annual Meeting in December 2010, we presented interim data from the Phase I/II trial of our JAK inhibitor, CYT387, in myelofibrosis. In addition to demonstrating positive efficacy signals in the approvable endpoints in this indication, splenomegaly and symptomatic improvement, CYT387 also exhibited a promising ability to positively impact anemia, a major life-shortening symptom associated with myelofibrosis. We now look forward to updated data from the full 140 patient clinical trial in calendar mid-2011 to further quantify these outcomes, including the durability of this compelling anemia response,” said Dr. Nick Glover, President and CEO of YM BioSciences. “We are encouraged by these data and accordingly are also reviewing development opportunities for the compound in other indications where the properties of our drug might benefit patients. During the quarter we raised net proceeds before expenses of $43.3 million, underscoring the shared desire our investors have for supporting the timely development this asset.”

Highlights from the second quarter:

CYT387:

•
Mayo Clinic announced positive interim data from the first 60 patients enrolled in the Phase I/II trial for CYT387 in myelofibrosis. The results were reported in an oral presentation at the 52nd American Society of Hematology (ASH) Annual Meeting.

•	The Overall Response Rate (spleen, anemia), as per the International Working Group for Myeloproliferative Neoplasms Research and Treatment (IWG-MRT) criteria, was 62%.
•	Of the 53 evaluable subjects who had splenomegaly at baseline, 47% achieved a minimum 50% decrease in palpable spleen size, qualifying for Clinical Improvement (CI) per IWG-MRT criteria.
•	CYT387 controlled constitutional symptoms in a significant percentage of patients (night sweats: 88%, bone pain 80%, pruritus: 92%, fever: 100%).
•	Of 42 subjects who were evaluable for anemia response, 50% had achieved CI as per IWG-MRT criteria. A 57% response rate was observed in transfusion-dependent patients.

•
Full enrollment of 140 patients into the trial is anticipated in calendar Q1 2011.  To date, 111 patients have been enrolled into the study. The Company anticipates that an additional set of updated interim data will be reported in the second quarter of calendar 2011 and a full data set will be reported by the end of calendar 2011. The Company is also working towards completing in calendar 2011 any preclinical and manufacturing activities required to enable CYT387 to commence a Phase III pivotal trial in calendar Q1 2012.

Nimotuzumab:

•
Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, previously initiated a randomized trial with nimotuzumab in second line gastric cancer, together with Kuhnil Pharma Co. Ltd., CIMYM’s licensee in Korea. Data from this trial were presented in January 2011 at the ASCO Gastrointestinal Cancers Symposium and demonstrated an improvement in Progression Free Survival in a subset of patients whose tumors were EGFR-positive. Should Daiichi Sankyo indicate an interest in advancing nimotuzumab into a Phase III clinical trial in gastric cancer, it could initiate in calendar 2012 subject to achieving commercial-scale production.  Daiichi Sankyo also launched a Phase II trial in first-line treatment of advanced NSCLC for which YM has been advised that recruitment has been completed, with data expected during the first half of calendar 2011.

•
Oncoscience AG (OSAG), CIMYM’s licensee for Europe, has advised that data from a Phase III trial in adult glioma patients may be reported in the first half of calendar 2011. OSAG continues to recruit patients into a Phase IIb/III trial in pancreatic cancer patients.

•
YM’s two randomized, Phase II, double-blind trials of nimotuzumab (for brain metastasis from non-small cell lung cancer and for palliative treatment of NSCLC) are lagging recruitment targets and consequently these programs are under review as the Company focuses support on the more advanced trials involving Daiichi Sankyo, which have the prospect of earlier registration trial initiation. YM’s Phase II, second-line, single-arm study in children with progressive diffuse intrinsic pontine glioma (DIPG) has concluded recruitment at multiple sites in the US, Canada, and Israel and YM should report results in calendar Q1 2011.

CYT997:

•
CYT997 is a small molecule therapeutic capable of being developed in IV and oral dose formulations with dual mechanisms of vascular disruption and cytotoxicity. Preliminary data from YM’s current Phase I/II trial of CYT997 given IV in glioma patients are expected in calendar H2 2011.

Financial Results (CDN dollars)

Total revenue for the second quarter of fiscal 2011, ended December 31, 2010, was $0.3 million compared to $0.7 million for the second quarter of fiscal 2010, ended December 31, 2009. Total revenue for the first six months of fiscal 2011, ended December 31, 2010, was $0.7 million compared to $1.4 million for the first six months of fiscal 2010, ended December 31, 2010. Interest income for the first quarter of fiscal 2011 was $83 thousand compared with $13 thousand for the second quarter of fiscal 2010.

Licensing and product development expenses were $5.3 million for the second quarter of fiscal 2011 compared to $2.4 million for the second quarter of fiscal 2010. Licensing and product development expenses were $10.5 million for the first six months of fiscal 2011 compared to $4.8 million for the first six months of fiscal 2010. The increases were due mainly to increases in salaries, travel and office expenses as a result of restructuring and the addition of the Australian office.

General and administrative expenses were $3.1 million for the second quarter of fiscal 2011 compared with $1.7 million for the second quarter of fiscal 2010. General and administrative expenses were $5.5 million for the first six months of fiscal 2011 compared with $3.5 million for the first six months of fiscal 2010. The increases were due mainly to higher stock-based compensation expense, restructuring costs, bonuses awarded and increased Board of Director fees and travel expenses as a result of additional meetings held during the year.

Net loss for the second quarter of fiscal 2011 was $8.4 million ($0.10 per share) compared to $3.4 million ($0.06 per share) for the same period last year. Net loss for the first six months of fiscal 2011 was $16.0 million ($0.19 per share) compared to $6.9 million ($0.12 per share) for the same period last year.

As at December 31, 2010, the Company had cash and short-term deposits totaling $78.7 million and accounts payables and accrued liabilities totaling $4.9 million compared to $45.6 million and $2.8 million respectively, at June 30, 2010.  Management believes that the cash and short-term deposits at December 31, 2010 are sufficient to support the Company’s activities for at least the next twelve months.

As at December 31, 2010 the Company had 109,956,275 common shares and 7,639,137 warrants outstanding.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a potent vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide by YM’s licensees. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and is currently in a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that our JAK1/JAK2 inhibitor CYT387 and our VDA small molecule CYT997 will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel.  +1 905.361.9518
jsmith@ymbiosciences.com

Summary financial statements attached:

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise noted)
	December 31,	June 30,
	2010	2010
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents	$25,261,196	$19,460,141
Short-term deposits	53,451,681	26,184,991
Accounts receivable	203,163	161,184
Prepaid expenses	494,678	237,962
	79,410,718	46,044,278

Property and equipment	109,065	84,775

Intangible assets	9,391,706	11,645,714

	$88,911,489	$57,774,767

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,411,962	$699,277
Accrued liabilities	3,524,184	2,085,824
Deferred revenue	594,072	1,523,916
	5,530,218	4,309,017

Deferred revenue	2,128,758	1,650,909

Shareholders' equity:
Share capital	248,203,430	203,498,239
Share purchase warrants	1,378,324	1,473,246
Contributed surplus	14,916,826	14,088,671
Deficit	(183,246,067)	(167,245,315)
	81,252,513	51,814,841

Basis of presentation
Commitments

	$88,911,489	$57,774,767

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian dollars, unless otherwise noted)
	Three months ended		Six months ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Out-licensing revenue	$251,417	$687,222	$593,773	$1,411,910
Interest income	82,740	13,174	138,375	32,293
	334,157	700,396	732,148	1,444,203

Expenses:
Licensing and product development	5,289,150	2,372,946	10,498,331	4,808,994
General and administrative	3,099,952	1,699,330	5,517,058	3,483,762
	8,389,102	4,072,276	16,015,389	8,292,756

Loss before the undernoted	(8,054,945)	(3,371,880)	(15,283,241)	(6,848,553)

Loss on foreign exchange	(603,528)	(7,130)	(1,010,362)	(33,877)
Gain (loss) on short-term deposits	4,152	(6,888)	11,123	(9,106)
Gain on disposal of property and equipment	-	-	10,744	-
Other income	270,984	10,361	270,984	13,211
	(328,392)	(3,657)	(717,511)	(29,772)

Loss and comprehensive loss for the period	(8,383,337)	(3,375,537)	(16,000,752)	(6,878,325)

Deficit, beginning of period	(174,862,730)	(149,754,739)	(167,245,315)	(146,251,951)

Deficit, end of period	$(183,246,067)	$(153,130,276)	$(183,246,067)	$(153,130,276)

Basic and diluted loss per common share	$(0.10)	$(0.06)	$(0.19)	$(0.12)

Weighted average number of common shares outstanding	85,323,592	55,888,710	82,853,129	55,862,879

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)
	Three months ended		Six months ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(8,383,337)	$(3,375,537)	$(16,000,752)	$(6,878,325)
Items not involving cash:
Amortization of property and equipment	19,789	17,331	39,147	33,583
Amortization of intangible assets	1,127,004	265,135	2,254,008	530,271
Unrealized loss (gain) on short-term deposits	(4,152)	6,888	(11,123)	9,106
Gain on disposal of property and equipment	-	-	(10,744)	-
Stock-based compensation	399,475	118,046	999,935	514,690
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(407,406)	87,560	(298,695)	333,595
Accounts payable, accrued liabilities and deferred revenue	1,364,785	(722,825)	1,699,050	(727,675)
	(5,883,842)	(3,603,402)	(11,329,174)	(6,184,755)

Financing activities:
Issuance of common shares on exercise of options	238,809	51,165	253,809	62,589
Issue of common shares on exercise of warrants	850,159	-	850,159	-
Net proceeds from issuance of shares	43,334,522	-	43,334,522	-
	44,423,490	51,165	44,438,490	62,589

Investing activities:
Short-term deposits	(28,374,371)	25,422	(27,255,567)	34,530,291
Property and equipment	-	(13,974)	(52,694)	(17,537)
	(28,374,371)	11,448	(27,308,261)	34,512,754

Increase (decrease) in cash and cash equivalents	10,165,277	(3,540,789)	5,801,055	28,390,588

Cash and cash equivalents, beginning of period	15,095,919	34,269,093	19,460,141	2,337,716

Cash and cash equivalents, end of period	$25,261,196	$30,728,304	$25,261,196	$30,728,304